Concordia International Comments on Health Service Medical Supplies (Costs) Bill
OAKVILLE, ON – September 16, 2016 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, today commented on the UK’s Health Service Medical Supplies (Costs) Bill, which was introduced into the House of Commons on September 15, 2016. The proposed bill would amend and extend existing provisions of the National Health Service Act 2006 to help manage the cost of health service medicines.
“Concordia is supportive of any action that provides patients with greater access to safe and efficacious medicines,” said Mark Thompson, Chairman and Chief Executive Officer of Concordia. “We anticipate that growth from our international segment, which includes the UK market, going forward will primarily come from new product launches. We are monitoring the bill and evaluating its timing and its impact, if any, on our business.”
Concordia reaffirmed its full year 2016 guidance today, and confirmed that it believes it has access to sufficient financial resources to manage its liabilities.
Concordia’s revised full year 2016 financial guidance is as follows:

•	Revenues of US$859 million to US$888 million

•	[1]Adjusted EBITDA of US$510 million to US$540 million

•	Approximately 66 percent of revenues to be generated outside the U.S.

•	Target 2016 year-end Net Debt/EBITDA of 6.4x or below

•	Reduction in the GBP/USD foreign exchange rate to 1.31 assumed for the remainder of 2016 from July – December

As previously announced, 2016 guidance assumes that the gross profit targets for the £144 million earn-out payment to the sellers of Concordia’s International segment will be fully met.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drug Division, consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Non-IFRS Measures
This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted earnings per share to provide a supplemental measure of operating performance and thus highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.
During the second quarter of 2016, the Company amended its definition of adjusted EBITDA and adjusted net income to adjust for costs associated with legal settlements (net of insurance recoveries, where applicable) and related legal costs. Management believes that these costs should be adjusted to provide analysts, investors and other interested parties with results reflecting the core business. This amendment had no impact on previously issued Non-GAAP measures as these expenses did not exist in previous periods for the Company.
As used herein, adjusted earnings per share is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets, unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.
EBITDA is defined as net income / (loss) adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries, where applicable) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to Concordia’s financial performance (including the performance of its International segment), the ability of Concordia to execute and deliver its business plans, the ability to drive long-term shareholder value, Concordia’s ability to service its debt obligations and meet its earn-out obligations in 2016 and beyond, optimism about Concordia’s future (including its ability to continue to build a dynamic speciality pharmaceutical business), the ability of patents to strengthen the intellectual property profile of Concordia’s products, the guidance contained herein (including, without limitation, with respect to revenue, Net/Debt EBITDA and adjusted EBITDA), interest rates, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, expected revenue from U.S. government payors, organic growth and the sources thereof, rate of organic revenue growth, the stability of Concordia’s business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company’s geographic and therapeutic platform, product lines and/or sales channels, Concordia’s ability to expand globally, the number of product launches over the next three years, the intention to launch products, success of product launches, Concordia’s international pipeline of products, Concordia’s revenue by geography, expected debt levels and leverage, free cash flows, Concordia’s debt structure (including its flexibility) and the ability to pay down debt, expected sources of funds (including expected levels of cash on hand and the ability to draw on the Company’s revolving facility), future growth of the Company (including, without limitation, the Company’s expansion globally), the ability to pay certain earn-out obligations of Concordia, the ability to use the Company’s expected cash flow to pay certain future obligations (including, without limitation, earn-out and debt obligations), concentration of Concordia’s business, including, without limitation, revenue from U.S. government reimbursement, cash on hand after satisfying obligations during 2016, the performance of Concordia’s products and segments, the revenue-generating capabilities and/or potential of Concordia’s assets, Concordia’s financial strength, the ability of Concordia’s products and/or business divisions to generate a stable revenue stream for the development of products and/or acquisition opportunities, the continued and/or expected profitability of Concordia’s products and/or services, the sales and/or demand for Concordia’s products, the deployment of cash towards long-term value creating initiatives or debt repayment, the expansion into new indications and new markets for Concordia’s existing and/or future products, Concordia’s ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia’s products in certain markets, market opportunities for Concordia’s products, Concordia’s ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia’s products, Concordia’s products being niche, hard-to-make products, the ability to obtain necessary approvals, the approval and development of Photofrin® as a new treatment for certain forms of cancer, the ability of Photofrin® to combat certain forms of cancer, enrollment of patients into clinical trials, the outcomes and success of clinical trials, the adoption of Photofrin® in certain geographic regions and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches (including the product launches described herein), risks associated with the integration of assets and businesses into Concordia’s business, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results (including in respect of the guidance described herein), the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products (including the product launches described herein), risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia.  Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
1Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted net income, adjusted gross profit, net debt/EBITDA and adjusted earnings per share to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.
For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com